Exhibit 23.1

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Zendesk, Inc. for the registration of common stock, preferred stock, debt securities, warrants, depositary shares, purchase contracts, guarantees, and/or units, and to the incorporation by reference therein of our reports dated February 22, 2018, with respect to the consolidated financial statements of Zendesk, Inc., and the effectiveness of internal control over financial reporting of Zendesk, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Francisco, CA

February 22, 2018